EXHIBIT 11

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER WEIGHTED AVERAGE COMMON SHARE OUTSTANDING

(Millions except common shares and per share data)

(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Net Income	$2.7	$3.1	$21.6	$18.3
Weighted Average Number of Common Shares Outstanding – Basic (000’s)	15,010	14,948	15,002	14,941
Dilutive Effect of Stock Options and Restricted Stock (000’s)	5	1	3	2
Weighted Average Number of Common Shares Outstanding – Diluted (000’s)	15,015	14,949	15,005	14,943
Earnings Per Share – Basic and Diluted	$0.18	$0.21	$1.44	$1.23